15047366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69040

RECEIVED MAR 0 2 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINE Securities USA LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gould 646 398-6918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I David Gould, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINE Securities USA LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Compliance Officer

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINE Securities USA LLC
Index
December 31, 2014

Page(s)

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PINE Securities USA LLC

We have audited the accompanying statement of financial condition of PINE Securities USA LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PINE Securities USA LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, NY
February 27, 2015

PINE Securities USA LLC
Statement of Financial Condition
For the Year Ended December 31, 2014

Assets	
Cash	$ 1,931,829
Receivables from brokers and dealers	258,814
Furniture, equipment and leasehold improvements	184,170
Intangible asset - Domain name	100,445
Prepaid expenses	49,266
Other assets	91,801
Total assets	$ 2,616,325
Liabilities and Member's Equity	
Accounts payable and other accrued expenses	$ 428,947
Deferred rent	43,453
Due to affiliate	7,535
Total liabilities	479,935
Member's equity	2,136,390
Total liabilities and member's equity	$ 2,616,325

The accompanying notes are an integral part of this financial statement.

1. Organization

PINE Securities USA LLC ("PINE Securities USA LLC" or "the Company") is a limited liability company established in the state of Delaware on January 23, 2012. On October 9, 2012 the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company began conducting securities activities in 2013. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Banco Pine S.A. ("Banco Pine"). The Company acts as agent in the private placement of securities and acts as underwriter and selling group participant. The Company acts as an agent for Banco Pine and its affiliates. The Company is operationally supported by Banco Pine.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments and underwriting revenues are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred as described above in the note Accounts Receivable. Commissions are recognized on a trade date basis. If a service is rendered on a contingent fee

basis, revenues are recognized upon satisfaction of the contingency. During 2014, the Company's revenues were derived primarily from underwriting fees.

Income Taxes
The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2014, there are no uncertain tax positions.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

Intangible Assets

The intangible asset is comprised of a website domain name of pine.com. The domain name was purchased in 2012 and has indefinite life. The Company evaluates impairment annually and more frequently if event or changes in circumstances indicate that it is more likely than not the asset is impaired. As the Company believes that it is financially and operationally aligned with Banco Pine, there is no impairment at December 31, 2014.

3. Expense Sharing Agreement

On March 22, 2013, the Company and Banco Pine entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Banco Pine, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by Banco Pine who provide services to the Company. During the year ended December 31, 2014, the Company incurred $18,000 of expenses under the Expense Sharing Agreement. At December 31, 2014 there is an intercompany payable to Banco Pine in the amount of $7,535 as reflected on the statement of financial condition.

4. Furniture, Equipment and Leasehold Improvements

Details of Furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$	98,619
Leasehold Improvements		53,195
Computer Equipment		112,054
		263,868
Less: accumulated depreciation		(179,698)
	$	84,170

5. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $250,124 with its clearing broker.

The Company leases office space under a noncancellable lease agreement which expires September 30, 2017. The future minimum annual payments, at December 31, 2014 under this agreement are approximately:

2015		197,703
2016		203,634
2017		156,532
	$	557,869

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $91,800 relating to the lease, which is included in Other assets on the accompanying statement of financial condition. The Company incurred $186,588 rent expense for the year.

6. Income Taxes

The effective tax rate differs from the statutory tax rate primarily due to the valuation allowance.

The components of the net deferred tax asset balance of $1,290,742 before valuation allowance relate to fixed assets, start up and organization costs, accrued bonuses, and deferred rent, as well as net operating loss carryforwards. Based on all available evidence, as of the statement of condition date the Company has concluded that the net deferred tax asset balance should be fully offset by a valuation allowance as it is not, more likely than not, it will be realized.

The net operating loss carryforwards will begin to expire in 2032.

There are no uncertain tax positions at December 31, 2014.

7. Member's Equity

Prior to October 9, 2012, the Company received $5,000,000 in capital contributions from Banco Pine.

8. Net Capital Requirements

As a registered broker-dealer, PINE Securities USA LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital of $250,000. At December 31, 2014, net capital of $1,710,708 exceeded the required net capital minimum of $250,000 by $1,460,708.

9. Subsequent Events

Management of the Company evaluated subsequent events or transactions that occurred from January 1, 2015 through the date these financial statements were issued and did not have any significant subsequent events to report.